

May 5, 2014

Via E-mail
Ms. Jan L. Schott, Senior Vice President and
Chief Financial Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

   Re: Goodrich Petroleum Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 21, 2014
     File No. 001-12719

Dear Ms. Schott:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief